TCW Direct Lending LLC

200 Clarendon Street, 51st Floor

Boston, MA 02116

October 17, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

RE:	TCW Direct Lending LLC (the “Company”) File No. 814-01069 Rule 17g-1 Fidelity Bond

Dear Sir or Madam:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, enclosed please find a copy of Endorsement No. 11 (the “Endorsement”) to amend the location of the Company’s principal office. The fidelity bond premium has been paid to cover the policy year from December 29, 2015 through December 29, 2016. Please note that the Endorsement altered no other term or condition of the fidelity bond, including the premium.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ James Krause
Secretary

Enclosures

FEDERAL INSURANCE COMPANY

Endorsement No: 11

Bond Number: 82413193

NAME OF ASSURED: TCW DIRECT LENDING LLC

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

TCW DIRECT LENDING LLC

200 CLARENDON STREET, 51ST FLOOR

BOSTON, MA 02116

This Endorsement applies to loss discovered after 12:01 a.m. on December 29, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 7, 2016	By
Authorized Representative

ICAP Bond Form 17-02-6272 (Ed. 8-04)	Page 1